UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 2)

EMERGENT GROUP INC.

(Name of Subject Company)

EMERGENT GROUP INC.

(Names of Persons Filing Statement)

Common Stock, $.04 par value

(Title of Class of Securities)

29089V-20-3

(CUSIP Number of Class of Securities)

Bruce J Haber

Chief Executive Officer

EMERGENT GROUP INC.

10939 Pendleton Street, Sun Valley, CA 91352

(818) 394-2800

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Steven Morse, Esq.

Morse & Morse PLLC

1400 Old Country Road, Suite 302

Westbury, NY 11590

(516) 487-1446

Fax: (516)487-1452

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on March 2, 2011 with the Securities and Exchange Commission by Emergent Group Inc., a Nevada corporation (the “Company”), which was amended on March 3, 2011 (as subsequently amended and supplemented ,the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Universal Hospital Services, Inc., a Delaware corporation (“Parent”), through its wholly owned subsidiary, Sunrise Merger Sub, Inc., a Nevada corporation (“Purchaser”), to purchase all of the outstanding shares of common stock, $.04 par value, of the Company (the “Shares”) for $8.46 per Share, net to the seller in cash (less any required withholding taxes and without interest) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 2, 2011, as amended or supplemented from time to time, and the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not defined, in this Amendment No. 2 have the meanings ascribed to them in the Schedule 14D-9.

Item 8.  Additional Information

“Certain Litigation” under Item 8 of the Schedule 14D-9 is hereby revised and restated in its entirety to read as follows:

Stockholder Litigation.  Since February 22, 2011, three putative shareholder class action complaints challenging the transactions contemplated by the Merger Agreement were filed on behalf of three separate plaintiffs in the Superior Court of the State of California in the County of Los Angeles against the Company, Parent, Purchaser and the individual members of the Company Board. The complaints allege, among other things, that the members of the Company Board breached their fiduciary duties owed to the public shareholders of the Company by attempting to sell the Company by means of an unfair process with preclusive deal protection devices at an unfair price of $8.46 in cash per Share and by entering into the Merger Agreement, approving the Offer and the proposed Merger, engaging in self dealing and failing to take steps to maximize the value of the Company to its public shareholders. The complaints further allege that the Company, Parent and Purchaser aided and abetted such breaches of fiduciary duties. In addition, the complaints allege that certain provisions of the Merger Agreement unduly restrict the Company’s ability to negotiate with rival bidders. The complaints seek, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches, injunctive relief prohibiting the defendants from consummating the Merger and other forms of equitable relief.

On March 8, 2011, the plaintiffs in these lawsuits filed an application to compel expedited discovery.

Item 9.  Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description

(a)(5)(K)

Complaint filed by Leena Dave, individually and on behalf of all others similarly situated, on March 2, 2011 in the Superior Court of the State of California, County of Los Angeles (incorporated by reference to Exhibit (a)(5)(J) to the Schedule TO (Amendment No. 2) filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 9, 2011.)

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

EMERGENT GROUP INC.

By:	/S/ BRUCE J. HABER
Name:	Bruce J. Haber
Title:	Chief Executive Officer

Dated: March 9, 2011

Exhibits.

The following exhibits are filed with this Statement or incorporated by reference:

Exhibit No.	Description
(a)(1)(A)

Offer to Purchase dated March 2, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011).

(a)(1)(B)

Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011).

(a)(1)(C)	Information Statement of Emergent Group Inc., dated as of March 2, 2011 (included as Annex A to this Schedule 14D-9).*

(a)(1)(D)

Press release of Emergent Group Inc., dated February 7, 2011 (incorporated by reference to Exhibit 99.1 to Emergent Group Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 7, 2011).

(a)(1)(E)

Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011).

(a)(1)(F)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011).

(a)(1)(G)

Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011).

(a)(5)(A)

Email to Emergent Group Inc. employees sent on February 7, 2011 (incorporated by reference to Emergent Group Inc.’s Schedule 14D-9 filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(a)(5)(B)

FAQ email to Emergent Group Inc. employees sent on February 7, 2011 (incorporated by reference to Emergent Group Inc.’s Schedule 14D-9 filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(a)(5)(C)

Transcript of pre-recorded audio announcement by Bruce J. Haber, Chief Executive Officer and a presentation that accompanied such message to Emergent Group Inc. employees sent on February 7, 2011 (incorporated by reference to Emergent Group Inc.’s Schedule 14D-9 filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(a)(5)(D)

Transcript of conference call with Emergent Group Inc. Employees commencing at 5:45PM on February 8, 2011(incorporated by reference to Emergent Group Inc.’s Schedule 14D-9 filed by Emergent Group Inc. with the Securities and Exchange Commission on February 8, 2011).

Exhibit No.	Description
(a)(5)(E)

Transcript of conference call with Emergent Group Inc. Employees commencing at 8:45PM on February 9, 2011(incorporated by reference to Emergent Group Inc.’s Schedule 14D-9 filed by Emergent Group Inc. with the Securities and Exchange Commission on February 9, 2011).

(a)(5)(F)

Complaint filed on February 22, 2011 by Brian McManus in the Superior Court of the State of California, County of Los Angeles, Case No. BC455715 (incorporated by reference to Exhibit (a)(5)(f) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011.)

(a)(5)(H)

Form of summary advertisement, as published in The New York Times on March 2, 2011 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011.)

(a)(5)(I)	Opinion of G. C. Andersen Partners LLC dated February 6, 2011 (included as Annex B to this Schedule 14D-9).*

(a)(5)(J)

Complaint filed by Bryan Lamb, individually and on behalf of others similarly situated, on February 28, 2011 in the Superior Court of the State of California, County of Los Angeles, Case No. BC456216 (incorporated by reference to Exhibit (a)(5)(I) to the Schedule TO (Amendment No. 1) filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 3, 2011.)

(a)(5)(K)

Complaint filed by Leena Dave, individually and on behalf of all others similarly situated, on March 2, 2011 in the Superior Court of the State of California, County of Los Angeles (incorporated by reference to Exhibit (a)(5)(J) to the Schedule TO (Amendment No.2) filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 9, 2011.)

(e)(1)

Agreement and Plan of Merger, dated February 6, 2011, among Emergent Group Inc., Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of Emergent Group Inc.’s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(e)(2)(A)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Louis Buther (incorporated by reference to Exhibit 2.2 of Emergent Group Inc.’s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(e)(2)(B)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Bruce J. Haber (incorporated by reference to Exhibit 2.3 of Emergent Group Inc.’s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(e)(2)(C)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and the Bruce Haber Family Trust under Agreement dated November 16, 2005 (incorporated by reference to Exhibit 2.4 of Emergent Group Inc.’s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(e)(2)(D)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and the Jessica Haber Irrevocable Trust dated August 13, 1999 (incorporated by reference to Exhibit 2.5 of Emergent Group Inc.’s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(e)(2)(E)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and William M. McKay (incorporated by reference to Exhibit 2.6 of Emergent Group Inc.’s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(e)(2)(F)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and K. Dean Reade, Jr. (incorporated by reference to Exhibit 2.7 of Emergent Group Inc.’s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(e)(2)(G)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Mark Waldron (incorporated by reference to Exhibit 2.8 of Emergent Group Inc.’s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(e)(2)(H)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Howard Waltman (incorporated by reference to Exhibit 2.9 of Emergent Group Inc.’s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(e)(3)

Non disclosure Agreement, dated October 26, 2010, between Emergent Group Inc. and Universal Hospital Services, Inc. (incorporated by reference to Exhibit (d)(10) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011.)

(e)(4)(A)

Exclusivity Agreement, dated December 22, 2010, between Emergent Group Inc. and Universal Hospital Services, Inc. (incorporated by reference to Exhibit (d)(11) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011.)

(e)(4)(B)

Extension to Exclusivity Agreement, dated January 27, 2011, between Emergent Group Inc. and Universal Hospital Services, Inc. (incorporated by reference to Exhibit (d)(12) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011.)

*Previously filed with Schedule 14D-9